                                                                    Exhibit 99.7

                            POINTS INTERNATIONAL LTD.

                   UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2004

                            POINTS INTERNATIONAL LTD.

                      UNAUDITED CONSOLIDATED BALANCE SHEETS

                                     September 30,   December 31,
AS AT                                     2004           2003
-----                                -------------   ------------
             ASSETS
CURRENT
   Cash and cash equivalents           15,251,307      20,274,836
   Accounts receivable                  1,196,865       1,004,370
   Prepaid and sundry assets            1,228,039         825,221
                                      -----------     -----------
                                       17,676,211      22,104,427

   LONG-TERM INVESTMENTS                  161,629         161,629
   PROPERTY, PLANT AND EQUIPMENT        1,700,903         513,723
   INTANGIBLE ASSETS                    8,705,708       1,320,692
   DEFERRED COSTS                       2,375,793       2,790,816
   FUTURE INCOME TAXES RECOVERABLE        590,000         590,000
                                      -----------     -----------
                                       13,534,032       5,376,859
                                      $31,210,243     $27,481,286
                                      ===========     ===========

                            POINTS INTERNATIONAL LTD.

                      UNAUDITED CONSOLIDATED BALANCE SHEETS

                                                 September 30,   December 31,
AS AT                                                 2004           2003
-----                                            -------------   ------------
                  LIABILITIES
CURRENT
   Accounts payable and accrued liabilities         1,199,546       1,187,598
   Deposits                                        12,974,925      10,455,646
   Current portion of loan payable                     29,860              --
   Current portion of acquisition loan payable      1,174,921              --
                                                 ------------    ------------
                                                   15,379,252      11,643,244

   LOAN PAYABLE                                        72,163              --
   ACQUISITION LOAN PAYABLE                           380,118              --
   CONVERTIBLE DEBENTURE                            8,694,714       8,036,372
   CONVERTIBLE PREFERRED SHARES                    13,675,478      13,024,478
                                                 ------------    ------------
                                                   38,201,725      32,704,094
                                                 ------------    ------------

             SHAREHOLDERS' EQUITY
   CAPITAL STOCK                                   22,057,996      17,728,461
   WARRANTS                                         2,743,957       2,785,737
   RETAINED EARNINGS                              (31,793,434)    (25,737,007)
                                                 ------------    ------------
                                                   (6,991,482)     (5,222,809)
                                                 ------------    ------------
                                                 $ 31,210,243    $ 27,481,286
                                                 ============    ============

                            POINTS INTERNATIONAL LTD.

                             UNAUDITED CONSOLIDATED
                      STATEMENTS OF OPERATIONS AND DEFICIT

                                                              9 Month Period                  3 Month Period
                                                      -----------------------------   -----------------------------
FOR THE PERIOD ENDED SEPTEMBER 30, 2004               Jan-Sep 30/04   Jan-Sep 30/03   Jul-Sep 30/04   Jul-Sep 30/03
---------------------------------------               -------------   -------------   -------------   -------------
REVENUES
   Points operations                                  $  5,426,681    $  4,166,147    $  1,945,599    $  1,539,780
   Interest income                                         201,961         243,179          33,343         107,786
                                                      ------------    ------------    ------------    ------------
                                                         5,628,642       4,409,326       1,978,942       1,647,566

GENERAL AND ADMINISTRATION                               8,654,946       5,378,154       2,905,198       2,160,979
                                                      ------------    ------------    ------------    ------------
LOSS- Before interest, amortization and other items     (3,026,304)       (968,828)       (926,256)       (513,413)
                                                      ------------    ------------    ------------    ------------
   Interest on Convertible Debenture                       658,342         495,000         225,659         165,000
   Interest on Series Two Preferred Shares                 651,000         407,478         217,000         217,000
   Interest and Bank Charges                                72,448           9,537           1,745           2,625
   Amortization of Capital & Intangible Assets and
      Deferred Costs                                     1,648,334       2,049,372         631,105         730,353
                                                      ------------    ------------    ------------    ------------
                                                         3,030,123       2,961,386       1,075,509       1,114,978
                                                      ------------    ------------    ------------    ------------
LOSS                                                    (6,056,427)     (3,930,215)     (2,001,764)     (1,628,391)
                                                      ------------    ------------    ------------    ------------
DEFICIT - Beginning of period                          (25,737,007)    (19,200,816)    (29,791,670)    (21,502,641)
DEFICIT - End of period                                (31,793,434)    (23,131,031)    (31,793,434)    (23,131,032)
                                                      ============    ============    ============    ============
LOSS PER SHARE (Note 2)                                     ($0.09)         ($0.07)         ($0.03)         ($0.03)
                                                      ============    ============    ============    ============

                            POINTS INTERNATIONAL LTD.

                             UNAUDITED CONSOLIDATED
                            STATEMENTS OF CASH FLOWS

                                                                          9 Month Period                  3 Month Period
                                                                  -----------------------------   -----------------------------
FOR THE PERIOD ENDED SEPTEMBER 30, 2004                           Jan-Sep 30/04   Jan-Sep 30/03   Jul-Sep 30/04   Jul-Sep 30/03
---------------------------------------                           -------------   -------------   -------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Loss                                                        ($6,056,427)    ($3,930,215)    ($2,001,764)    ($1,628,391)
      Items not affecting cash
         Amortization of property, plant and equipment                 229,125       1,162,453          80,064         403,842
         Amortization of deferred costs                                467,934         319,766         140,461         137,460
         Amortization of intangible assets                             951,275         567,150         410,579         189,050
         Cancellation of warrants issued for services                   (1,167)                             --              --
         Interest on Series Two Preferred Shares                       651,000         407,478         217,000         217,000
         Interest accrued on convertible debenture                     658,342         495,000         225,659         165,000
                                                                  ------------    ------------    ------------    ------------
                                                                    (3,099,918)       (978,368)       (928,001)       (516,039)
Changes in non-cash balances related to operations (Note 6 (a))      1,812,985         778,853      (1,335,031)     (1,987,151)
                                                                  ------------    ------------    ------------    ------------
CASH FLOWS USED IN OPERATING ACTIVITIES                             (1,286,934)       (199,515)     (2,263,031)     (2,503,190)
                                                                  ------------    ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment, net of proceeds       (1,416,305)       (234,774)       (664,810)       (113,063)
   Purchase of intangible assets                                       (96,646)       (118,155)        (76,362)        (26,193)
   Payments for the acquisition of MilePoint, Inc.                  (1,900,000)                             --
   Costs related to the acquisition of MilePoint, Inc. (Note 7)       (784,608)             --        (332,554)             --
                                                                  ------------    ------------    ------------    ------------
CASH FLOWS USED IN INVESTING ACTIVITIES                             (4,197,558)       (352,929)     (1,073,726)       (139,256)
                                                                  ------------    ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of Warrants                                                     --       2,700,000              --              --
   Issuance of Series Two Preferred Share                                   --      12,400,000              --              --
   Loan payable                                                        102,023              --         102,023              --
   Deferred financing costs                                             70,018        (717,048)             --              --
   Repayment of obligations under capital leases                            --        (252,230)             --         (16,514)
   Issuance of capital stock, net of share issue costs                 288,921         913,309          58,867          95,367
                                                                  ------------    ------------    ------------    ------------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                            460,963      15,044,031         160,890          78,853
                                                                  ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN CASH                                         (5,023,529)     14,491,587      (3,175,867)     (2,563,592)
CASH AND CASH EQUIVALENTS - Beginning of period                     20,274,836       7,341,700      18,427,174      24,396,879
                                                                  ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS - End of period                         $ 15,251,307    $ 21,833,287    $ 15,251,307    $ 21,833,287
                                                                  ============    ============    ============    ============

                            POINTS INTERNATIONAL LTD.

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2004

1.   Accounting policies

The company's interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements. These interim financial statements should be read in conjunction with the company's 2003 audited consolidated financial statements. These financial statements contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

     a)   Basis of presentation

          The consolidated financial statements include the accounts of the Company and from their respective dates of acquisition of control or formation of its wholly owned subsidiaries. All inter-company transactions and amounts have been eliminated on consolidation.

     b)   Goodwill

          Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The company currently compares the carrying amount of the goodwill to the fair value, at least annually, and recognizes in net income any impairment in value.

     c)   Intangible assets

          Intangible assets represent the fair value of contracts acquired by the company on MilePoint, Inc, acquisition. The carrying value of these contracts will be amortized on a straight-line basis over the life of the contracts.

2.   Loss per share

     a)   Loss per share

          Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the nine months ended September 30, 2004 that amounted to 65,810,352 shares (September 30, 2003 - 56,773,936).

     b)   Fully-diluted loss per share

          The fully-diluted loss per share has not been computed, as the effect would be anti-dilutive.

3.   Segmented information

Reportable segments: The company has only one operating segment whose operating results are regularly reviewed by the company's chief operating decision maker and for which complete and discrete financial information is available. The company's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at September 30, 2004 and December 31, 2003 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment.

Enterprise-wide disclosures: $5,204,733 (September 30, 2003 - $4,110,915) of the company's revenues were generated in the U.S. for the nine month period, with the remaining revenues generated in Canada, Europe and Asia. A significant majority of the company's assets are located in Canada.

4.   Economic dependence

For the nine-month period ended September 30, 2004, approximately 46% of the company's revenues are from its two largest customers (65% at September 30, 2003). In addition, as at September 30, 2004, 64% of the company's deposits are due to these customers (59% as at September 30, 2003).

5.   Stock-based compensation

Effective January 1, 2002 the company adopted CICA 3870 ("Stock-based Compensation and Other Stock-based Payments"). As permitted by CICA 3870 the company has applied this change prospectively for new awards granted on or after January 1, 2002. The company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. In periods prior to January 1, 2002 the company recognized no compensation when stock or stock options were issued to employees. Supplementary pro forma information regarding net income is required by CICA 3870 as if the company had accounted for its employee stock options granted after December 31, 2001 under the fair value method.

During the quarter ended September 30, 2004, 510,000 options were issued to employees. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The company's pro forma net income under Canadian GAAP would be reduced [loss increased] by approximately $288,290 for the nine months ended September 30, 2004. Loss-per-share figures would not have changed.

6.   Statement of Cash Flows

     a)   Changes in non-cash balances related to operations are as follows:

                                                                      THREE MONTHS ENDED         NINE MONTHS ENDED
                                                                           SEPT 30,                   SEPT 30,
                                                                  -------------------------   -----------------------
                                                                      2004          2003         2004         2003
                                                                  -----------   -----------   ----------   ----------
Decrease (Increase) in accounts receivable                        $   142,373   $   189,234   $ (192,495)  $ (502,911)
Decrease (Increase) in prepaid and sundry assets                  $    43,411   $   (52,506)  $ (402,819)  $ (189,090)
Decrease (Increase) in deferred costs                             $   (95,509)                $ (122,929)
Increase (Decrease) in accounts payable and accrued liabilities   $   268,358   $  (346,789)  $   11,948   $ (128,100)
Increase (Decrease) in deposits                                   $(1,693,663)  $(1,777,089)  $2,519,279   $1,598,953
                                                                  -----------   -----------   ----------   ----------
                                                                  $(1,335,031)  $(1,987,151)  $1,812,985   $  778,852
                                                                  ===========   ===========   ==========   ==========

     b)   Supplemental information

          Interest and taxes

          Interest of $72,488 was paid during the nine month period ended September 30, 2004. Interest of $194,408 was received during the nine month period ended September 30, 2004. No income taxes have been paid.

          Non-cash transactions

          Non-cash transactions for the nine months ended September 30, 2004 are as follows:

          (i) 406,954 shares of Points.com Inc. were acquired in exchange for 1,018,974 shares of the Corporation.

          (ii) 4,000,000 shares (valued at $4,000,000) of the Corporation were issued as part consideration in the acquisition of MilePoint, Inc. (see Note 7).

          (iii) $30,000 of revenue earned for hosting services provided was paid in loyalty currency. The currency was valued at the purchase price of the miles. The expense will be recognized as the currency is used.

          (iv) $82,044 of revenue earned for membership fees provided was paid in one week accommodation certificates. The certificates are valued at their average cost. The expense will be recognized as the accommodation certificates are used.

          (v) The Corporation received $107,905 of loyalty currency from a partner as reimbursement of a portion of the partner's direct expenses for the services provided by the Corporation.

          (vi) Interest of $5,062 was accrued on the acquisition of MilePoint, Inc.

          (vii) Interest of $658,342 was accrued on the convertible debenture.

          (viii) Interest of $651,000 was accrued on the Series Two Preferred.

     c)   Cash and cash equivalents consist of:

                                     September 30,   December 31,
AS AT                                     2004           2003
-----                                -------------   ------------
Cash                                  $11,360,089     $ 9,046,701
Short -Term Investments                 1,236,162       9,627,468
Cash held by credit card processor      2,655,055       1,600,667
                                      -----------     -----------
Total                                  15,251,307      20,274,836
                                      ===========     ===========

7.   MilePoint Inc. Acquisition

On March 31, 2004 Points acquired substantially all of the assets of MilePoint, Inc., a loyalty program technology provider and operator. The purchase price of $7.5 million was satisfied through a combination of $3.5 million in cash payable, without interest, over two years and four million common shares.

The cost of the acquisition and the fair values assigned are as follows:

Intangibles                $  225,000
Contracts with Partners     3,455,062
Goodwill                    4,559,584
                           ----------
                           $8,239,646
                           ==========

Consideration:
Cost of Transaction        $  784,584
Capital Stock Issued        4,000,000
Acquisition Loan Payable    3,455,062
                           ----------
                           $8,239,646
                           ==========

The acquired contracts with partners will be amortized over the life of the contracts. The goodwill and other intangibles will not be amortized; these will be reviewed annually and any permanent impairment will be recorded and charged to income in the year that the impairment has occurred.

The loan payable, which has a face value of $3,500,000, is discounted to its fair value as it is non interest bearing and due over two years.

8.   MilePoint Inc. Acquisition Payments

Remaining payments under the terms of the acquisition loan payable are as follows:

Acquisition Loan Payable
   Current Portion         $1,174,921
   Long-Term Portion          380,118
   Accretion of Interest       44,961
                           ----------
Total                      $1,600,000
                           ==========

                            POINTS INTERNATIONAL LTD.
                  INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS

The following interim management's discussion and analysis ("MD&A") of the performance, financial condition and future prospects of Points International Ltd. (which is also referred to herein as "Points" or the "Corporation") should be read in conjunction with the Corporation's consolidated financial statements (including the notes thereon) for the quarter ended September 30, 2004 and with the Corporation's 2003 audited consolidated financial statements. Further information, including Points' Annual Information Form ("AIF") for the year ended December 31, 2003, may be accessed at www.sedar.com. All financial data herein has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all dollar amounts herein are in Canadian dollars unless otherwise specified. This MD&A is dated as of September 30, 2004.

                           FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this MD&A, including those relating to Points' strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions, are forward-looking statements within the meaning of Canadian securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of Points as set forth herein. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

The forward-looking statements contained or incorporated by reference in this MD&A are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and shareholder value of Points may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this MD&A due to, among other factors, the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" contained in Points' AIF filed with Canadian securities regulators and the factors detailed in Points' other filings with Canadian securities regulators, including the factors detailed in Points' annual and interim financial statements and the notes thereto. Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

                          OVERVIEW OF POINTS' BUSINESS

CORE BUSINESS - Points Solutions

Points has developed a proprietary technology platform that allows it to offer a portfolio of solutions, referred to as the Points Solutions, to the loyalty program industry. The Points platform was designed to create value for consumers and loyalty programs alike. The Points Solutions are comprised of Points.com (referred to as the Points Exchange in past disclosures) and a suite of Private Branded Solutions available to loyalty program operators.

Points.com

In April 2001, Points launched its cornerstone product, the proprietary Points.com website. Points.com is an online service allowing consumers who are members of participating loyalty programs to exchange their loyalty program points and/or miles between the participating loyalty programs. Points.com also serves as a central resource to help individuals track their account balances with a number of their major loyalty programs.

As at September 30, 2004, Points.com had attracted 43 loyalty program participants (as at the date hereof 3 additional partners are under contract but not yet launched), including the loyalty programs of leading airlines, hotels, online and retail businesses, and gift certificate programs.

Development Initiated for Points.com Version 3.0

At the beginning of the second quarter of 2005, Points International Ltd. will begin making some important changes to the Points.com consumer Web site.

Currently, Points.com is a transactional site that allows consumers to exchange miles and points between over 40 reward programs. In addition to this unique functionality, consumers may also track balances in many of their valued reward programs. While established as the world's only service of its kind, Points.com in its current form represents only a small part of the Company's opportunity to service consumers' total reward program experience.

The new Points.com internally referred to as "Points.com version 3.0", represents a major enhancement in our relationship with both reward program partners as well as the consumer. Today, the consumer interacts with a site that centers on a single feature: Exchange. The new Points.com version 3.0 will broaden its offerings, and present each consumer with a personalized view of their reward program universe.

Because of this personalized view of the consumer's reward program universe, we will be able to help the consumer release more value from their favourite programs, so that they can "Get More Rewards, Faster(TM)". This is accomplished by adding new mile and point management tools such as ways to purchase and earn more miles or points in their favourite programs. In addition, the system will be driven by an Amazon-style associative relevance suggestion engine that will use the consumer's unique program and point balance mix to suggest ways to use the Earn, Buy and Exchange tools to "Get More Rewards, Faster(TM)".

The result of these changes is that Points.com will become a "reward management portal", providing a more comprehensive and engaging consumer experience.

Importantly, this functionality will add new revenue streams to the Points.com business model. Most significantly, the loyalty management utility of the site will allow us to focus more on subscription membership as a core aspect of the business. Additionally, management anticipates significant revenue streams from the additional functionality incorporated into the site.

These changes will be phased in over the course of 2005, with monthly releases beginning in the second quarter. In April 2005, Points.com users will immediately notice a new look and feel that will reflect our more consumer-focused approach. Over the course of the spring and summer, Points.com will add Purchase, Earn, and Suggestion functionality.

In the second half of 2005, management will begin driving significant consumer traffic to the new Points.com to leverage the site's ongoing evolution.

In accordance with Canadian GAAP and CICA handbook sections 3061 and 3062, website development costs incurred in the website application and infrastructure development associated with Points.com Version 3.0 will be capitalized. For additional information, see "General and Administrative Expenses", page 13, and "Capital Resources - Planned Capital Expenditures", page 29.

Private Branded Solutions

In addition to Points.com, Points offers a portfolio of Private Branded Solutions to loyalty programs. This suite of technologies includes:

POINTSpurchase and POINTSgift - facilitates the online sale and gift of miles, points and other loyalty program currencies.

POINTScorporate - facilitates the sale of loyalty program currencies to corporate customers.

POINTStransfer - facilitates the amalgamation or transfer of loyalty program currencies among multiple accounts.

POINTSintegrate - functions as a common platform to process transactions between third-party loyalty programs, to simplify and automate a complex and resource-intensive process, with a single integration.

POINTSelite - facilitates the online sale of tier status to members of loyalty programs.

POINTScustom - custom applications developed for select large loyalty program partners.

         SIGNIFICANT BUSINESS DEVELOPMENTS IN THE THIRD QUARTER OF 2004

1. Points International partners with British Airways (BA), enabling Executive Club Members worldwide to Buy BA Miles online

     Members of the British Airways Executive Club program in over 190 countries can now buy BA Miles online at www.ba.com, enabling them to reach reward redemption levels faster.

2.   Hawaiian Airline's HawaiianMiles teams up with Points.com

     HawaiianMiles members now have the opportunity to consolidate their other loyalty currencies into HawaiianMiles or exchange their HawaiianMiles for the currencies of other loyalty programs in order to reach their reward goals faster. Members of Points.com have the added convenience of being able to earn, redeem, exchange, and manage their loyalty currencies in one place.

3.   Prime Hospitality partners with Points.com

     Prime Hospitality, which owns and operates three proprietary brands, Prime Hotels & Resort, AmeriSuites, and Wellesley Inns & Suites(R), has joined Points.com. Now their loyalty program members will have exciting new ways to acquire Prime Rewards points. By exchanging points or miles into their Prime Rewards account, customers can top up their account and achieve their award levels faster than ever before.

4.   Gold Points Reward Network partners with Points.com

     The Gold Points Reward Network has over 8 million members that can earn and redeem their points at more than 1,000 Gold Points partner locations. The relationship between Goldpoints and Points.com allows all Goldpoints members, apart from those holding a membership card in one of their hotel properties, to exchange into and out of the Goldpoints currency.

5.   ACCENT Becomes the First Online Training Program to Join Points.com

     Beginning in September, ACCENT Training will join Points.com as an official partner, which will allow Smart Rewards members to exchange their Smart Rewards for redemption opportunities on Points.com.

6.   Starbucks Duetto(TM) Card - joins Points.com

     The original partnership that allowed Points.com members to exchange loyalty currencies into Starbucks Gift cards has been expanded so that Starbucks members can now also exchange Points.com partner currencies into their Starbucks Duetto(TM) Visa. The Duetto card is a multi-functional credit card that combines a re-loadable stored value card with a Visa credit card. Loyalty currencies exchanged into either Starbucks gift cards or Duetto dollars can then be redeemed at over 4000 Starbucks retail locations in Canada and the United States for products and merchandise.

7.   American Airlines - launched a Private Branded Exchange (POINTScustom
     Solution)

     With the September 17th launch of the redemption platform for American Airlines, AAdvantage members may now redeem their miles online for hotel stays and hotel and other program points. Participating companies to date include Marriott, Diners Club, Intercontinental Hotels and Hilton. The participant list will be expanded in first quarter of 2005 to include other partner options. The redeem AAmiles program adds value to the AAdvantage Program and its members by increasing the utility of miles earned, and facilitating an online process that reduces transaction processing time from weeks to days.

                          REVENUE RECOGNITION POLICIES

The revenue recognition policies for the suite of Points Solutions are as follows:

Points.com:

     - Exchange commissions are a percentage of the exchanged value and are recognized as the services are provided under the terms of related contracts.

     - Membership dues received in advance for services are recognized over the term of service. Membership dues are $29.95 annually for a PointsPlus membership. The annual membership increased from $19.95 on Sept. 30, 2004.

     - One-time trading fees ($9.95 per trade) are recognized at the time of the trade (for non-PointsPlus members). The one-time trading fee increased from $5.95 on Sept. 30, 2004.

     - Non-refundable partner sign-up fees, for which the Corporation is under no further obligations, are recognized when the program becomes available as an exchange partner on the Points.com.

Private Branded Solutions:

     - Revenues from the sale of loyalty program points are recorded net of costs.

     -    Hosting and management fees are recognized in the period of service.

     - Non-refundable partner sign-up fees with no fixed term, and for which the Corporation is under no further obligations, are recognized as revenue when received.

     - Technology design, development and maintenance revenues are recorded on a "percentage-of-completion" basis.

                              KEY BUSINESS DRIVERS

Revenue growth has historically been, and will continue to be, generated by growth of membership in and use of the suite of Points Solutions (i.e., Points.com and Private Branded Solutions).

Growth in the number of individual members using Points.com is driven by three factors that contribute to increased site traffic and the ease with which a consumer can join Points.com to conduct exchange transactions. These factors are website usability and enhancements, marketing (awareness and brand) and partner activity. For additional information, see "Points.com Growth" on page 8 hereof.

Growth in Private Branded Solutions will occur from organic growth of existing partner relationships, supplemented with new business relationships established throughout the year. For additional information, see "Private Branded Solutions Growth" on page 9 hereof.

While the Corporation has no control over the growth of the loyalty program industry, management considers it an important factor in the Corporation's growth prospects. For additional information, see "Growth of Loyalty Program Industry" on page 12 hereof.

                        RESULTS OF OPERATIONS - REVENUES

OVERVIEW

Revenue for the three months ended September 30, 2004 was $1,978,942 representing a year over year increase of 20% and a decrease of 2.6% over the prior quarter (June 30, 2004). The provision of Points Solutions accounted for approximately 98% of the revenues in the third quarter (interest income accounted for the remaining two percent). The results for the nine-month period ended September 30, 2004 represented a 28% increase in revenues year over year. Revenues declined in the third quarter relative to the second quarter due to a decrease in interest earned. See "Other factors Contributing to Revenue Growth - Interest Income, page 9" for additional information. Revenues from operations were flat. Revenues from operations are expected to increase in the fourth quarter as additional Private Branded Solutions are launched. For additional information see "Revenue Growth", page 7.

                                  For the three months ended        For the nine months ended
                             ------------------------------------   -------------------------
                              SEPT. 30      JUNE 30     SEPT. 30      SEPT. 30     SEPT. 30
REVENUES                        2004         2004         2003          2004         2003
--------                     ----------   ----------   ----------    ----------   ----------
Points Operations            $1,945,599   $1,948,570   $1,539,780    $5,426,681   $4,166,147
Interest and other revenue       33,343       83,566      107,786       201,961      243,179
                             ----------   ----------   ----------    ----------   ----------
TOTAL REVENUE                $1,978,942   $2,032,136   $1,647,566    $5,628,642   $4,409,326
                             ==========   ==========   ==========    ==========   ==========

A substantial portion of Points' revenue is generated through the provision of Private Branded Solutions for loyalty programs by way of fees for technology services and transaction fees or commissions paid to Points by the operators of the loyalty programs.

Points earns revenue from Points.com in three principal ways. First, Points charges a commission on all exchanges, based on a value of the loyalty currency tendered for exchange by the loyalty program member. Through the exchange model, the participating loyalty program sets a value on the currency tendered for "sale". Based on this valuation, a percentage is remitted to Points and the remaining balance is used to purchase the currency of another participating loyalty program. Second, loyalty program members pay Points either a fee for each exchange transaction at Points.com or an annual fee for a membership that includes unlimited exchange transactions. Finally, Points may earn a non-refundable partner sign-up fee when a partner joins Points.com.

For the three-month period ended September 30, 2004, two key customers represented approximately 37% of the Corporation's gross revenues (for the three-month period ended September 30, 2003, two key customers represented 65% of the Corporation's gross revenues). In addition, two key customers, measured by revenue, represented approximately 64% (September 30, 2003 - 59%) of the Corporation's deposits. One of the two customers in 2004 is not the same customer as in 2003. As additional partner relationships are established and revenues grow, management expects the economic dependence on any key customer to be reduced.

In the third quarter of 2004, approximately 92% of the Corporation's revenues were recurring revenues (e.g. revenues from monthly management fees, membership fees and transaction fees) and 8% were from non-recurring sources (e.g. one-time web development and integration fees).

                              For the three months ended        For the nine months ended
                         ------------------------------------   -------------------------
                          SEPT. 30      JUNE 30     SEPT. 30      SEPT. 30     SEPT. 30
REVENUES                    2004         2004         2003          2004         2003
--------                 ----------   ----------   ----------    ----------   ----------
Recurring revenues       $1,829,762   $1,973,231   $1,257,890    $5,375,109   $3,481,564
Non-recurring revenues      149,180       58,905      389,676       253,534      927,762
                         ----------   ----------   ----------    ----------   ----------
TOTAL REVENUE            $1,978,942   $2,032,136   $1,647,566    $5,628,642   $4,409,326
                         ==========   ==========   ==========    ==========   ==========

Management recognizes that the Corporation must eventually achieve profitability through revenue growth and cost management. As significant resources have and will be allocated to the launch of Points.com Version 3.0, management now expects that Points' revenues will exceed its general and administrative in 2006 rather than, as previously stated, in 2005.

REVENUE GROWTH

Revenue growth has historically been, and will continue to be, generated by growth of membership in and use of the suite of Points Solutions products. Growth in product usage will occur from the organic growth of existing relationships, supplemented with new business relationships established throughout the year. Management expects the existing contracts to continue to generate growing revenues and, based on continuing business development efforts, is optimistic about new revenue sources in future quarters. 12.

Growth in Use of the Points Solutions

The suite of Points Solutions experiences revenue growth based on the number of loyalty program partners and consumer members who participate in the various programs.

Partner Summary - Total Number of Partners(1)

                                           SEPT. 30   JUNE 30   SEPT. 30
NUMBER OF PARTNERS AS AT                     2004       2004      2003
------------------------                   --------   -------   --------
Points.com                                      43        40         30
Private Branded Solutions(2)                    20        19         11
Cumulative Points Transacted (000,000's)     6,492     5,318      2,487

Notes:

(1) Partners may be included in both the Private Branded Solutions and the Points.com.

(2) Includes seven additional partners acquired in the MilePoint Acquisition as at March 31, 2004.

Points.com Growth

Growth in the number of consumer members paying for a Points.com PointsPlus membership and/or completing an exchange transaction is driven by three factors that contribute to both increased site traffic and the ease with which a consumer can join Points.com and then conduct exchange transactions: website usability and enhancements; marketing (awareness and brand) and partner activity. Continued enhancements have been made to the website that simplify processes and will allow Points to grow while incurring fewer costs. The release of Points.com version 3.0 will also add a significant number of new features and improved functionality. Growth in activity at Points.com is also heavily impacted by partner activity. The number of loyalty program partners and their industry mix are two important elements in the growth of Points.com because it directly impacts the consumers' value proposition. Said differently, the more loyalty programs that a consumer participates in, that are also Points.com partners, the greater the opportunity for that consumer to maximize the value of his or her collective loyalty programs. Management expects to round out the partner industry mix and add several partners over the next two quarters.

Another measure of the value received by consumers upon completing a transaction is the "Trade Ratio", defined as the number of points or miles of one program required to acquire one point or mile of another loyalty currency. The Trade Ratio is an average for all exchange transactions completed in a period.

                                          For the three months ended
                                      ---------------------------------
                                       SEPT. 30    JUNE 30     SEPT. 30
POINT.COM  METRICS                       2004        2004        2003
------------------                    ---------   ---------   ---------
Total Loyalty Programs - cumulative          43          40          30
Trade Ratio(1)                        1.78 to 1   1.48 to 1   1.70 to 1

Notes:

(1) Average rates are based on all miles and points exchanged and excludes exchanges into gift certificates. The results are based on actual trades made during the applicable period.

The number of loyalty programs participating on Points.com has increased by 47% since the third quarter of 2003 and 8% since June 30, 2004. Points continues to focus its business development efforts on adding the optimal partners by size and industry to Points.com. Management continuously works with new and existing program participants in an effort to improve the Trade Ratio. Management believes that the Trade Ratio is an important (and relative) measure since a lower ratio implies a more attractive consumer value proposition. An improved consumer value proposition should lead to more members and more trades. The Trade Ratio is, however, impacted by the number and type of promotions run by the Corporation and by the partners. It can be expected that the Trade Ratio will fluctuate (positively and negatively) over time. Total trades grew by 187% compared to the third quarter of 2003. Management expects to continue to see improvement throughout 2004.

Private Branded Solutions Growth

The Private Branded Solutions have been designed with each partner's look and branding. As a result, Points has little impact on driving traffic and transactions through its partners' sites. However, Points has seen continuous growth in the products since each launch. Management expects this trend to continue for new and existing Private Branded Solutions.

                                          SEPT. 30   JUNE 30   SEPT. 30
PRIVATE BRANDED SOLUTIONS METRICS AS AT     2004       2004      2003
---------------------------------------   --------   -------   --------
Total Unique Partners(1)                     20         19        11
Total Private Branded Solutions(2)           51         48        27

Notes:

(1) Includes seven additional partners acquired in the MilePoint Acquisition as at March 31, 2004.

(2) Includes 17 additional products acquired in the MilePoint Acquisition as at March 31, 2004.

PRIVATE BRANDED SOLUTIONS(1)(2)   SEPT. 30   JUNE 30   SEPT. 30
NUMBER OF PRODUCTS AS AT            2004       2004      2003
-------------------------------   --------   -------   --------
POINTSpurchase                       15         14         8
POINTSgift                           15         14         7
POINTStransfer                        3          3         2
POINTScorporate                       8          8         4
POINTSelite                           2          2         2
POINTScustom                          4          3         1
POINTSintegrate partners(3)(4)        4          4         3
Total Private Branded Solutions      51         48        27

Notes:

(1)  Includes products sold to new and existing customers.

(2) Includes 17 additional products acquired in the MilePoint Acquisition as at March 31, 2004.

(3) Each POINTSintegrate partner will have third parties integrated into its technology platform.

(4) There are 23 existing partner integration add-ons among the four POINTSintegrate partner as at Sept. 30, 2004.

SOURCES OF REVENUE GROWTH

Approximately 98% of the Corporation's revenue in the third quarter (96% year to date) is generated through its Points Solutions, which have two primary sources for growth: organic growth through increased use of existing contracted Points Solutions; and the development of new contracted Points Solutions. The remaining 2% of revenues (4% year to date) is interest income.

                                                 For the three months ended    For the nine months ended
                                               -----------------------------   -------------------------
                                               SEPT. 30   JUNE 30   SEPT. 30      SEPT. 30   SEPT. 30
PERCENTAGE OF REVENUES BY SOURCE                 2004       2004       2003         2004       2003
--------------------------------               --------   -------   --------      --------   --------
Organic Growth of existing Points Solutions       90%       97%        76%           94%        56%
New contracted Points Solutions with new and
   existing partners                              10%        3%        24%            6%        44%

Organic Growth of Existing Points Solutions

The large majority of existing products that Points operates, including those on behalf of partner loyalty programs, continue to grow through increased consumer awareness, consumer adoption and loyalty program growth. As Points earns transaction fees or commissions on the majority of these products and as the products continue to grow, Points expects to continue to derive a large portion of its revenues in this manner.

Organic growth of existing Points Solutions accounted for 90% of revenues in the third quarter of 2004. Revenue from organic growth grew by 42% from $1.26 million in the third quarter of 2003 to $1.78 million in the third quarter of 2004. Management expects this trend to continue as the base of existing products continues to grow. Revenues from existing Points Solutions generated less revenue in the third quarter than the second quarter of 2004. This is the result of reduced sales during the summer months and the strengthening Canadian dollar (impact of negative FX Rate movement).

New Contracted Points Solutions

Selling additional Points Solutions is an important source of new revenue. New Points Solutions sold to loyalty program partners grow the base of products being managed and therefore the organic revenue base and, in the case of sales to new loyalty program partners, provide an opportunity to place additional Points Solutions with the same partner.

Points has grown the number of products placed with partners from 27 to 51 as at September 30, 2004 from September 30, 2003. In addition, 23 third party integrations have been implemented with the four POINTSintegrate partners.

Points believes that its suite of Points Solutions is applicable to all of its large loyalty program partners and will continue to focus business development resources on both the sale of new products to current partners and on sales to new partners. Management is continuing to focus on expanding the Points.com partnership base in 2004 across various loyalty verticals. In particular, Points will continue to focus on new partnerships in the financial services, hotel, retail, car rental, and online categories throughout 2004.

Projected revenues for 2004 attributed to the deployment of Points Solutions to new loyalty program partners are considerably riskier than organic growth of existing Points Solutions. Revenue growth is still substantially dependent on generating new contracts for the purchase of Points Solutions products. While management expects continued business development success, there is no certainty that Points will continue with its past success of acquiring new contracts with new or existing partners.

OTHER FACTORS CONTRIBUTING TO REVENUE GROWTH

In addition to the sources of revenue and growth described above, three other factors contribute to the Corporation's financial performance: interest income, fluctuations in foreign exchange rates and the growth of the loyalty program industry.

Interest Income

The Corporation earned interest income of $33,343 for the third quarter of 2004, compared with $107,786 in the third quarter of 2003 and $83,566 in the second quarter of 2004. The decrease in interest income year over year and quarter over quarter is largely a function of reduced cash reserves, the strengthening Canadian/US foreign exchange rate, the shorter duration of the investment portfolio and the subsequently lower average yield of the investments. Management expects the interest income to continue to decline in the short term as cash reserves are reduced as a consequence of the MilePoint Acquisition and growth of its operations. Interest income is a function of the Corporation's cash balances and the prevailing interest rates. Canadian cash reserves are invested in a combination of short-term liquid assets and short-term bonds. The bond and money market portfolio has a duration of less than two years. Foreign currency continues to be invested in short-term and money market instruments. Points' cash and short-term investments are valued quarterly at the lower of cost and market value. In the longer term, as Points' business continues to grow, cash reserves and related interest income are also expected to increase, although this growth is not expected to be a material portion of the Corporation's revenue going forward. Interest rates will continue to influence interest earnings. The Corporation's bond portfolio is exposed to financial risk that arises from the credit quality of the underlying bond issuers. The Corporation seeks to mitigate the credit risk by diversifying its bond holdings and only investing in securities with a credit rating of "A" or higher. A summary of the Corporation's investments is as follows:

                                                                      US$          OTHER
AS AT SEPT. 30, 2004      YIELD %   CREDIT RATING     C$ TOTAL    DENOMINATED   DENOMINATED
--------------------      -------   -------------   -----------   -----------   -----------
Cash held at bank(1)        1.30         n/a        $14,017,542    $8,426,304   E 1,311,872
                                                                                GBP 223,456
                                                                                CHF   9,246
Money market securities                                     n/a           n/a           n/a
Bonds(3)                    3.11       A - AAA        1,233,765           n/a           n/a
                                                    -----------    ----------
TOTAL                                               $15,251,307    $8,426,304
                                                    ===========    ==========

Notes:

(1) C$ Total represents total cash held at bank inclusive of all denominations; US$ and Other Denominated currencies are a subset of the C$ Total and are represented in their local currency amount.

(2)  Yield as at September 30, 2004.

(3) Bond yield is calculated as the simple average of the portfolio's semi-annual yield to maturity.

Foreign Exchange Rates

The translation of the Corporation's revenues and expenses is, and will continue to be, sensitive to changes in the U.S./Canadian foreign exchange rates ("FX Rates"). Changes to FX Rates will have greater impact on the Corporation's revenues than on its expenses as approximately 94% of the Corporation's revenues are in U.S. dollars and the remaining 6% are split between Canadian dollars, Euros, Great Britain Pounds and Swiss Francs. Management expects that the percentage of U.S. dollar-based revenue will not decrease significantly in 2004. Approximately 63% of the Corporation's expenses were in Canadian dollars, 32% are U.S. dollar-based and 5% are based in other foreign currencies. The Corporation does not have material foreign exchange risk with its cash expenses as it has sufficient foreign currency reserves to meet its foreign obligations.

The average FX Rate (the nine-month average rate) with which revenues and expenses are translated into Canadian dollars has stabilized relative to the second quarter 2004 (the six-month average rate). The FX rate differential was negative, but not material.

The translation of the Corporation's revenues will be lower in Canadian dollar terms if the Canadian dollar strengthens relative to the U.S. dollar. Conversely, Points' expenses would decrease, dampening the negative impact to net income. The opposite would be true if the Canadian dollar weakened relative to the U.S. dollar.

                                                               For the nine
                             For the three months ended        months ended
                           -----------------------------   -------------------
                           SEPT. 30   JUNE 30   SEPT. 30   SEPT. 30   SEPT. 30
U.S. - CANADIAN FX RATES     2004       2004      2003       2004       2003
------------------------   --------   -------   --------   --------   --------
Period Start                 1.334     1.311      1.347      1.297      1.573
Period End                   1.270     1.345      1.351      1.270      1.351
Period Average               1.309     1.359      1.383      1.327      1.428

Growth of Loyalty Program Industry

The Economist reported on the growing importance of loyalty programs in an article from its May 2, 2002 issue, entitled "Fly me to the moon", noting that on an annual basis, airlines sold "roughly US$10 billion worth of miles to partners, such as credit card firms". In another article (entitled "Frequent-flyer economics," from the same issue), The Economist reported that "frequent flyer miles started as a marketing gimmick, but they have become a lucrative business," that "roughly half of all miles are now earned on the ground, not in the air," and that with "the world-wide stock of unredeemed miles
.. . . close to 8.5 trillion . . . the total global stock of frequent flyer miles may now be worth almost US$500 billion".

Management understands that members of loyalty programs are much more likely to utilize Points.com and the other products from the suite of Points Solutions when they are close to a level at which they can redeem an award. The redemption level for an award varies by type of award (for example, a business-class flight takes more miles that an economy-class flight) and by program type (the "cost" of a flight typically starts between 15,000 and 25,000 miles whereas a night in a hotel starts at 10,000 points). Therefore, growth in consumer loyalty program account balances will create demand for Points Solutions. Growth in program balances is a function of the growth in the number of programs, the number of participating consumers, time and the number of consumers moving through a loyalty redemption (for example, receiving an award of some type).

Several respected periodicals estimate strong growth in the popularity of and participation in loyalty programs. For example, in addition to The Economist, cited above, according to the

"frequent flyer facts" section of the website of InsideFlyer magazine (www.webflyer.com), a leading publication for members of frequent traveler programs:

     "loyalty programs grow at a rate of 11% per annum, with over 120 million members worldwide. While there are about 92 frequent flyer/guest programs in the world, American AAdvantage, the largest frequent flyer program in the world, began with 283,000 members in 1981 and has grown to more than 45 million members".

           RESULTS OF OPERATIONS - GENERAL AND ADMINISTRATIVE EXPENSES

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses declined by 6% relative to the second quarter of 2004 and grew by 34% over the third quarter of 2003. Material changes in expenses will be described in each section below.

                                                                                     For the nine
                                             For the three months ended              months ended
                                        ------------------------------------   -----------------------
                                         SEPT. 30     JUNE  30     SEPT. 30     SEPT. 30     SEPT. 30
GENERAL AND ADMINISTRATIVE EXPENSES        2004         2004         2003         2004         2003
-----------------------------------     ----------   ----------   ----------   ----------   ----------
Employment Costs(1)                     $1,522,691   $1,665,730   $1,398,813   $5,019,535   $3,675,509
Technology Services(2)                     274,069      264,856      262,154      700,231      716,535
Marketing and Communications               336,623      452,521       49,634      991,246      102,341
Sales Commission and Related Expenses      119,841      132,754       31,724      277,298      182,507
Other(3)                                   651,973      582,931      418,655    1,666,636      701,262
                                        ----------   ----------   ----------   ----------   ----------
   TOTAL                                $2,905,198   $3,098,792   $2,160,979   $8,654,946   $5,378,154
                                        ==========   ==========   ==========   ==========   ==========

Notes:

(1) Wages and employment costs include salaries, contract labour charges, recruiting, benefits and government charges (CPP and EI).

(2) Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease expenses.

(3) Other expenses include foreign exchange losses (or gains), travel expenses, professional fees, insurance, office rent and expenses and regulatory expenses.

As the Corporation is still in the process of increasing loyalty program participation in and sales of the Points Solutions, significant resources continue to be required. While management has made controlling costs a priority, costs and/or capital expenditures will continue to increase in 2004 and 2005. Management expects the general and administrative expenses in the fourth quarter to be marginally higher than in the third quarter. A large percentage of the marketing expenses expected to be incurred will continue to be non-cash, as the Corporation is expensing its pre-paid mileage asset account. The Corporation will continue to scale its infrastructure, add new partners to its suite of products, move from trial/test marketing to a more comprehensive marketing and branding program.

Points still expects that a series of significant marketing and branding programs will begin in mid 2005 to coincide with the launch of Points.com Version 3.0. The actual expense incurred will be a function of the types of marketing media employed and incentives offered, as well as the timing of the programs' launch dates. If actual revenue growth projected from the marketing plan does not meet expectations, the expenditures can either be reduced or reallocated to more successful programs.

EMPLOYMENT COSTS

As at September 30, 2004, Points had 77 full-time employees.

                                 SEPT.30   JUNE 30   SEPT.30
HEADCOUNT BY DEPARTMENT AS AT      2004      2004      2003
-----------------------------    -------   -------   -------
Technology                          43        36        34
Finance and Administration          13        12        11
Business Development                 8         8         7
Marketing and Customer Service      13        10        10
                                   ---       ---       ---
TOTAL                               77        66        62
                                   ===       ===       ===

During the third quarter, 11 employees joined the Corporation. Ten of the eleven new hires, and several existing employees, are directly dedicated to the Points.com Version 3.0 technology development. Employment costs decreased as a result of lower recruiting charges and several employees being re-allocated from supporting the existing businesses to the development team for Points.com Version 3.0. Total employment costs in the fourth quarter are likely to remain flat relative to the third quarter.

TECHNOLOGY SERVICES

Technology Services expenses increase in increments based on business growth and product performance. As Technology Services costs are a function of the number of partners and Points Solutions products, these costs grow as revenue grows. In general, as loyalty program partners and products are added to the infrastructure and transactional volume increases, additional servers, processors, bandwidth, memory, etc., are required to provide a secure and robust production environment. The third quarter of 2004 saw a quarter over quarter increase of $9,213 (3.5%) as additional services were required for new products associated with the MilePoint Acquisition and the expansion of other Points Solutions. Management expects these costs to be flat for the fourth quarter of 2004. Products launched and loyalty program partners acquired are the key drivers of Technology Services expenses.

MARKETING AND COMMUNICATIONS

Marketing costs decreased by $115,898 (26%) relative to the second quarter of 2004 as fewer marketing promotions were in market during the quarter. Beginning in the first quarter of 2003, an accounting adjustment related to the expense recognition of promotional points tied to PointsPlus membership purchases was enacted. Prior to the first quarter of 2003, the cost of these points was recorded as an expense in the period they were issued. Beginning January 1, 2003, marketing expenses associated with the sale of PointsPlus memberships are being amortized over the term of the membership, while the other marketing expenditures are recognized in the period of use.

The Corporation expects to increase its marketing expenditures at the beginning of the second quarter in 2005, to coincide with the launch of Point.com Version
3.0. The marketing and branding foundation built in 2003 has made it possible to expand audience reach and effectively execute large-scale, multi-channel promotions. Advertising expenditures will continue to be focused on partner media as this approach dovetails with business development strategies and is the most cost-effective means to reach Points' target audience. A smaller portion of the budget will be used for targeted non-partner advertising. It is anticipated that marketing and communication expenses could increase substantially if the programs are successful at customer acquisition and retention. If the programs do not meet management's expectations in driving revenue growth, marketing expenses can be eliminated or reallocated in the short term. Management expects that the results of the carefully planned marketing strategy will accelerate Points.com activity.

SALES COMMISSIONS AND EXPENSES

Sales Commissions and Expenses have decreased by $12,913 (10%) in the third quarter of 2004 over the second quarter. Sales Commissions will continue to adjust according to partners' contracted, and growth of existing, products.

OTHER OPERATING EXPENSES

Other Operating Expenses include office overhead, travel expenses professional fees and foreign exchange gain and/or loss. Other Operating Expenses increased by $69,042 (12%) in the third quarter relative to the second quarter. The most significant component of the increase in the general and administrative expenses relates to the foreign exchange loss from re-valuing certain balance sheet accounts (e.g. US dollar denominated cash and US dollar denominated deposits). Each quarter, certain balance sheet accounts are re-valued in accordance with the period ending FX Rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts at the period ending FX Rate is accounted for as a foreign exchange gain or loss on the income statement. Management has no control over the foreign exchange gain or loss from one period to the next.

Excluding the foreign exchange gain and loss, Other Operating Expenses in the third quarter decreased by almost $90,000 compared to the second quarter of 2004. Management expects Other Operating Expenses (excluding foreign exchange gain and loss) to remain flat in the fourth quarter relative to the third quarter.

                                   For the three months ended     For the nine months ended
                                -------------------------------   -------------------------
                                SEPT. 30    JUNE 30    SEPT. 30     SEPT. 30     SEPT. 30
OTHER OPERATING EXPENSES          2004        2004       2003         2004         2003
------------------------        --------   ---------   --------    ----------   ---------
Foreign Exchange Gain/Loss(1)   $ 97,687    ($61,061)  $ 89,974    $   33,424    ($98,939)
Other Operating Expenses         554,286     643,992    328,680     1,632,319     800,202
                                --------   ---------   --------    ----------   ---------
TOTAL                           $651,973   $ 582,931   $418,654    $1,665,743   $ 701,262
                                ========   =========   ========    ==========   =========

Note:

(1)  See definition above.

                    RESULTS OF OPERATIONS - NON-CASH EXPENSES

Forward-looking statements contained in this section, "Results of Operations - Non-Cash Expenses", with respect to future expenses of the Corporation, are not guarantees of such future expenses and involve certain risks and uncertainties that are difficult to predict. Any changes in the Corporation's amortizing assets will subsequently change the Corporation's amortizing expenses.

AMORTIZATION EXPENSES

The Corporation recorded amortization expenses of $631,105 in the third quarter compared to $573,312 for the quarter ended June 30, 2004 and $730,353 for the quarter ending September 30, 2003. The increase was attributed to the charges outlined in the following table:

                                  For the three months ended     For the nine months ended
                                ------------------------------   -------------------------
                                SEPT. 30    JUNE 30   SEPT. 30     SEPT. 30     SEPT. 30
AMORTIZATION EXPENSES             2004        2004      2003         2004         2003
---------------------           --------   --------   --------    ----------   ----------
Deferred Costs                  $140,461   $128,126   $137,460    $  467,934   $  319,766
Intangible Assets                410,579    352,479    189,050    $  951,275   $  567,150
Property, Plant and Equipment     80,064     92,707    403,842    $  229,125   $1,162,453
                                --------   --------   --------    ----------   ----------
   TOTAL                        $631,105   $573,312   $730,352    $1,648,334   $2,049,369
                                ========   ========   ========    ==========   ==========

AMORTIZATION OF DEFERRED COSTS

                   For the three months ended     For the nine months ended
                 ------------------------------   -------------------------
                 SEPT. 30    JUNE 30   SEPT. 30      SEPT. 30   SEPT. 30
DEFERRED COSTS     2004        2004      2003          2004       2003
--------------   --------   --------   --------      --------   --------
Amortization     $140,461   $128,126   $137,460      $467,934   $319,766

Charges incurred in respect of certain financings are deferred and charged to income on a straight-line basis over an applicable time period. Deferred finance charges represent legal, accounting and other related fees incurred to obtain the financings. Points has incurred deferred costs in connection with the following financial transactions:

a. In prior quarters, Points reported deferred financing charges in connection with the 11%, $6,000,000 senior secured convertible debenture (the "Debenture") issued to CIBC Capital Partners. The first quarter of 2004 was the final amortization period for the deferred costs associated with the Debenture.

b. The Corporation reports deferred financing charges in connection with the Series Two Preferred Share issued pursuant to the IAC Investment, as this financial instrument is also classified as debt. The Series Two Preferred Share has 34 amortization periods remaining.

c. In consideration of the value to the Corporation of the Alignment Agreement with American Airlines, the Corporation issued 2,196,635 Common Shares to American Airlines valued at $2,240,568. The Common Shares have been classified as deferred costs and will be amortized over a five year period. There are 16 amortization periods remaining.

d. Selected Private Branded Solution technology costs incurred ($123,390) have been deferred over the expected lifetime of certain partner relationships. The two relationships have 28 and 30 amortization periods remaining.

AMORTIZATION OF INTANGIBLE ASSETS

The excess of the cost over the value attributed to the underlying net assets of the shares of Points.com acquired in 2002 is amortized on a straight-line basis over a period of three years. The increase in the amortization expense of intangible assets in the second quarter is related to the intangible assets (i.e., partner contracts) acquired through the MilePoint Acquisition (see "Commitments Related to MilePoint Acquisition" on page 26 for additional information). Goodwill related to the acquisition will not be amortized. If the assets are deemed to have become impaired, the goodwill will be written off in the appropriate period.

                      For the three months ended     For the nine months ended
                    ------------------------------   -------------------------
                    SEPT. 30    JUNE 30   SEPT. 30      SEPT. 30   SEPT. 30
INTANGIBLE ASSETS     2004       2004       2003          2004       2003
-----------------   --------   --------   --------      --------   --------
Amortization        $410,579   $352,479   $189,050      $951,275   $567,150

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

The decrease in the amortization expenses relative to the second quarter of 2004 reflects that certain assets have been amortized to a zero cost base.

                                  For the three months ended     For the nine months ended
                                ------------------------------   -------------------------
                                SEPT. 30    JUNE 30   SEPT. 30     SEPT. 30    SEPT. 30
PROPERTY, PLANT AND EQUIPMENT     2004       2004       2003         2004        2003
-----------------------------   --------   --------   --------     --------   ----------
Amortization                     $80,064    $92,707   $403,842     $229,125   $1,162,453

OTHER NON-CASH EXPENSES

Interest on Convertible Debenture

Accrued interest on any principal amount of the Debenture that is converted into common shares ceases to be payable. In addition, in the event that an exercise of the Warrants (as defined in "Liquidity - IAC Investment" on page 19) results in a change of control of Points, accrued interest on the Debenture will be waived and the principal amount of the Debenture will be repayable within 30 days. See "Commitments Related to the Terms of Certain Financing Arrangements" on page 23.

INTEREST ON CONVERTIBLE DEBENTURE    2008     2007     2006    2005     2004     2003    2002    2001
---------------------------------   ------   ------   ------   -----   ------   -----   -----   -----
Accrued Interest ($000's)              257    1,209    1,089     981      884     854     660     522
Debenture Value ($000's)            12,456   12,199   10,990   9,901    8,920   8,036   7,182   6,522

Interest on the outstanding principal amount of the Debenture accrues at a rate of 11% per annum. Interest compounds on an annual basis on the day immediately prior to each anniversary of the original issue date, being March 15, 2001. Thereafter, interest accrues on such compounded interest at the rate of 11% per annum.

Interest on the Series Two Preferred Share

INTEREST ON SERIES TWO PREFERRED
SHARED                             2013   2012   2011   2010   2009   2008   2007   2006   2005   2004   2003
--------------------------------   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Accrued Interest ($000's)           244    868    868    868    868    868    868    868    868    868    624
Series Two Preferred Share Value
   ($000,000's)                    21.1   20.8   19.9   19.1   18.2   17.3   16.5   15.6   14.7   13.9   13.0

             RESULTS OF OPERATIONS - EARNINGS AND SHAREHOLDER EQUITY

LOSS

The Corporation reported a net loss of $2,001,764 for the third quarter of 2004, compared with a net loss of $1,628,391 for the third quarter of 2003 and a net loss of $2,153,069 for the second quarter of 2004. The net loss decreased relative to the second quarter of 2004.

SHAREHOLDER EQUITY

The deficit in shareholder equity increased from $5,048,584 at June 30, 2004 to $6,991,482 at September 30, 2004. The increase was a result of the net loss for the period of $2,001,764.

LOSS PER SHARE

The Corporation's loss per share is calculated on the basis of the weighted average number of outstanding Common Shares for the period, which amounted to 65,810,352 shares at September 30, 2004, compared with 64,250,018 shares at June 30, 2004 and 56,773,936 at September 30, 2003.

The Corporation reported a net loss of $0.03 per share for each of the quarters ending September 30 and June 30, 2004, compared with a net loss of $0.03 per share for the third quarter of 2003. For 2004 and 2003, the number of fully diluted shares outstanding has not been computed as the effect would be anti-dilutive (meaning that the loss per share would decrease on a fully diluted basis) and therefore, in accordance with Canadian generally accepted accounting principles, fully diluted loss per share is not computed. The fully diluted calculation for both 2004 and 2003 would have otherwise included Common Shares underlying outstanding securities, such as options, warrants and preferred shares convertible or exercisable to acquire Common Shares.

                                    LIQUIDITY

OVERVIEW OF LIQUIDITY

Management views liquidity as the Corporation's ability to generate sufficient cash (or cash equivalents) to meet its obligations as they become due. Balance sheet liquidity indicators provide management with a test of the Corporation's current liquidity. Balance Sheet indicators of liquidity include cash, accounts receivable and accounts payable. Earnings (loss) before interest, amortization and other deductions ("EBITDA") are the key indicator of the change in the liquidity of Points' operations over a defined period of time. As the Corporation continues to add contracts to its portfolio of Private Branded Solutions and to Points.com, revenues are expected to grow, resulting in increased liquidity.

EARNINGS (LOSS) BEFORE INTEREST, AMORTIZATION AND OTHER DEDUCTIONS

Management believes that EBITDA is an important internal measure and financial benchmark for its shareholders because it is a recognizable and understandable measure of the Corporation's cash burn or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. For example, the Corporation has incurred large non-cash expenses (depreciation and amortization) over the past several fiscal years that distort the financial and strategic gains the Corporation has made. Primarily as a result of the Points.com Version 3.0 related expenditures, including those costs that are not capitalized, management now expects that Points' revenues will exceed its general and administrative in 2006 rather than 2005.

For the quarter ending September 30, 2004, the Corporation's EBITDA was ($0.926 million). This compares with EBITDA of ($1.07 million) for the quarter ending June 30, 2004.

IAC INVESTMENT

The following is a general summary of the terms of the IAC Investment. More comprehensive disclosure of the IAC Investment is contained in Points' Material Change Report dated March 21, 2003, which is hereby incorporated by reference. See also "Commitments Related to the Terms of Certain Financing Arrangements" on page 23 below.

Under the IAC Investment, Points issued one convertible preferred share (the "Series Two Preferred Share") and Common Share purchase warrants (the "Warrants") for aggregate cash consideration of $12.4 million and $2.7 million, respectively. Based on Points' capitalization as at the date hereof, the Series Two Preferred Share is convertible, for no additional consideration, into 22,030,844 Common Shares. The Warrants are exercisable for three years from their date of issue (April 11, 2003) to acquire up to 55% of the Common Shares of Points (calculated on an adjusted fully diluted basis) less the number of Common Shares issued or issuable on conversion of the Series Two Preferred Share. As at the date hereof and based on Points current capitalization, the Warrants are exercisable to acquire 81,160,080 Common Shares at an effective price per Common Share of $1.01 between April 11, 2004 and April 10, 2005 and $1.13 between April 11, 2005 and April 10, 2006 (resulting in an additional investment by IAC in Points, if exercised in full and depending on the year of exercise, of up to approximately $82.3 million or $91.5 million). Each of the Series Two Preferred Share and the Warrants contain anti-dilution protection provisions.

CASH AND CURRENT ASSETS

The Corporation had consolidated cash and cash equivalents of $15,251,307 at September 30, 2004, compared to the $18,427,174 at June 30, 2004, and $21,833,287 at September 30, 2003.

                               SEPT. 30      JUNE 30       SEPT. 30
AS AT                            2004          2004          2003
-----                        -----------   -----------   -----------
Cash and Cash Equivalents    $15,251,307   $18,427,174   $21,833,287
Accounts Receivable            1,196,865     1,339,237       770,543
Prepaids and Sundry Assets     1,228,039     1,271,451       846,469
                             -----------   -----------   -----------
TOTAL CURRENT ASSETS         $17,676,211   $21,037,862   $23,450,299
                             ===========   ===========   ===========

Cash and cash equivalents decreased by $3,175,867 from June 30, 2004. The primary reasons for the decrease in cash relative to the second quarter of 2004 was related to the operating loss for the quarter, expenditures on capitalized costs directly attributable to Points.com Version 3.0, expenditures on capital assets and the decrease in deposits.

CASH FROM EXERCISE OF CERTAIN WARRANTS AND OPTIONS

Certain "in-the-money" warrants and options are due to expire within 12 months. Assuming that the market price of the Common Shares remains above the exercise price of these securities, management expects the securities to be exercised. If exercised in full, the proceeds from the exercise of these securities will increase cash by approximately $1.57 million assuming the exercise in full of these securities, issued and outstanding Common Shares will increase by over
10.64 million shares.

Securities with Near-Term Expiry Dates - Outstanding Amounts as at September 30, 2004

              SECURITY TYPE                EXPIRY DATE     NUMBER        STRIKE PRICE       PROCEEDS
              -------------                -----------   ----------   ------------------   ----------
Warrants                                    10/21/2004        2,500   $             0.28   $      700
Broker Warrants                             11/30/2004       88,525                 0.25       22,131
Warrants                                    11/30/2004    1,646,191                 0.25      411,548
Warrants                                     7/18/2005      166,667                 0.25       41,667
Points International Ltd. Options            2/14/2005    1,727,000                 0.50      863,500
Points International Ltd. Options            3/14/2005      201,400                 0.50      100,700
Points International Ltd. Options            8/22/2005       25,000                 0.69       17,250
Options in subsidiary with liquidity put     2/17/2005      627,479    Fair Market Value       13,783
Options in subsidiary with liquidity put     3/31/2005    4,794,780    Fair Market Value       78,740
Options in subsidiary with liquidity put      7/9/2005      802,433    Fair Market Value        8,892
Options in subsidiary with liquidity put     8/13/2005      355,803    Fair Market Value        7,816
Options in subsidiary with liquidity put     8/20/2005      200,312    Fair Market Value        4,400
                                                         ----------                        ----------
TOTAL                                                    10,638,090                        $1,571,127
                                                         ==========                        ==========

Subsequent to quarter end, and as at October 25, 2004, the following securities have been exercised or expired:

SECURITY TYPE                  NUMBER   STRIKE PRICE   PROCEEDS
-------------                 -------   ------------   --------
Warrants - expired              2,500       $0.28      $    700
Broker Warrants - exercised    88,525        0.25        22,131
Warrants - exercised          830,536        0.25       207,634
                              -------                  --------
TOTAL                         921,561                   230,465
                              =======                  ========

Accounts Receivable

The Corporation expects accounts receivable to grow proportionately with growth in revenues, however there is some variability in this trend. Management deems the risk of bad debts to be minimal based on the structure and nature of the Corporation's cash flows.

ABILITY TO FUND FUTURE GROWTH

In the third quarter of 2004, the Corporation had cash flows used in operating activities of ($2,292,324) after changes in non-cash balances related to operations. Management is confident that the Corporation's cash position is adequate to cover expenses and commitments in the short term, even if revenue growth is slower than planned, and expects that the revenue from the Points Solutions will generate sufficient cash to maintain capacity in the short term and grow capacity and resources in the long term. However, the Corporation is currently not generating an operating profit (revenues minus general and administrative expenses) and cannot be assured that revenue growth will be sufficient to meet liabilities as they come due.

PROPERTY, PLANT AND EQUIPMENT

The Corporation reported an increase in property, plant and equipment in the third quarter due to the capitalized costs of Points.com Version 3.0 and an increase in office computer equipment. Refer to "Capital Resources - Planned Capital Expenditure" on page 29 for additional information. Existing technology costs under capital lease are depreciated on a straight-line basis over three years. The Corporation's technology costs are currently, and are expected to remain, below industry averages as a result of prudent cost containment initiatives.

Additional leasehold improvements at the Corporation's new facility will increase property, plant and equipment and the corresponding amortization in 2004 and beyond.

                                                   SEPT. 30      JUNE 30    SEPT. 30
AS AT                                                2004         2004        2003
-----                                             ----------   ----------   --------
Furniture and equipment                           $  296,360   $  295,979   $131,345
Computer equipment                                   301,087      234,339    168,600
Software                                              84,122      100,756     83,162
Technology costs                                      13,568       16,973    393,952
Points.com Version 3.0 Direct Development Costs      473,067           --         --
Leasehold improvements                               532,703      468,109     59,460
                                                  ----------   ----------   --------
TOTAL PLANT, PROPERTY AND EQUIPMENT               $1,700,903   $1,116,157   $836,520
                                                  ==========   ==========   ========

GOODWILL

The MilePoint Acquisition resulted in $3,675,000 allocated to amortizing intangible assets and $3,975,000 ($3,775,000 from goodwill and $200,000 for other costs and deductions) to goodwill. In accordance with CICA handbook,
Section 3062 goodwill will not be expensed unless it is deemed to have become impaired. Management has tested, and concluded, that none of the Corporation's goodwill has become impaired.

In the third quarter, $303,262 of charges relating to incremental transition services and additional direct costs related to the MilePoint acquisition were incurred and charged to Goodwill.

CURRENT LIABILITIES

Current liabilities at September 30, 2004 were $15,379,252, compared with $16,418,985 at June 30. The decrease was primarily related to the decrease in deposits, the strengthening Canadian dollar (FX rate) and lower activity during the quarter. The decrease was offset by higher accounts payable and $385,005 of the long term MilePoint Acquisition liability allocated to current liabilities from long-term liabilities.

Through arrangements with partner loyalty programs such as those for POINTSpurchase and POINTScorporate solutions, Points processes transactions involving the online sale of loyalty currencies and collects the funds on behalf of the loyalty program partner. Gross proceeds received on the sale of loyalty program points, net of the commissions earned, are included in deposits and deferred revenue in the attached consolidated balance sheets until ultimately remitted. The level of deposits is influenced by partner activity and trends in the overall loyalty industry. As activity increases, the Corporation's deposits increase. The Corporation expects deposits to increase as it experiences organic growth with existing partners, establishes new partner relationships and integrates the MilePoint Acquisition.

                                                      SEPT. 30      JUNE 30       SEPT. 30
CURRENT LIABILITIES AS AT                               2004          2004          2003
-------------------------                           -----------   -----------   -----------
Accounts payable and accrued liabilities            $ 1,199,546   $   931,188   $   889,869
Deposits                                             12,974,925    14,668,589    10,545,585
Current portion of obligation under capital lease            --            --       154,898
Current portion of loan payable                          29,860
Current portion of acquisition loan payable           1,174,921       819,208            --
                                                    -----------   -----------   -----------
TOTAL CURRENT LIABILITIES                           $15,379,252   $16,418,985   $11,590,352
                                                    ===========   ===========   ===========

The September 30, 2004 accounts payable and accrued liabilities includes 2004 employee bonus accruals to be paid in January 2005, and other accrued charges. The Corporation has sufficient foreign currency reserves to meet its foreign currency obligations and, as such, does not utilize any hedging or other strategies involving interest rate or currency derivatives.

WORKING CAPITAL

Working capital (defined as current assets minus current liabilities) has declined relative to the second quarter of 2004 to $2,296,958. Management expects working capital to remain positive throughout the remainder of 2004. However, as previously stated, as the Corporation increases the rate of expenditure to successfully launch Points.com Version 3.0, it is probable that working capital will be negative in 2005. The Corporation is confident that it can fund its operations, while it is in a negative working capital position in 2005. Management believes that through growth of its products, working capital will improve in 2006.

LONG-TERM LIABILITIES AND COMMITMENTS

                                  PAYMENTS DUE BY PERIOD (AGGREGATE AMOUNT FOR MULTI-PERIODS)
                                  -----------------------------------------------------------
FUTURE OBLIGATIONS (000,000'S)     TOTAL(1)    2009+    2008    2007    2006    2005    2004
-------------------------------    --------   ------   -----   -----   -----   -----   -----
Long-Term Debt(2)
   (non-cash until repayment)       $12.46        --   $6.26   $1.21   $1.09   $0.98   $0.88
Series Two Preferred Share
   (non-cash until repayment)        21.08     16.12    0.87    0.87    0.87    0.87    0.87
Loan Payable                            --        --     .01     .03     .03     .03     .01
Operating Leases(3)                   2.74      0.11    0.11    0.40    0.41    0.50    1.21
Partner Purchase Commitments(4)       4.61      0.02    0.35    1.49    1.14    0.87    0.74
MilePoint Acquisition(5)              4.22        --      --      --    0.40    0.83    2.99
                                    ------    ------   -----   -----   -----   -----   -----
Total Contractual Obligations       $45.10    $16.24   $7.59   $3.99   $3.94   $4.09   $6.70
                                    ======    ======   =====   =====   =====   =====   =====

Notes:

(1) Represents the aggregate amount for the full duration of the contractual obligations (including years post 2008 and prior to 2004).

(2) The Debenture is due on March 15, 2005. However, for the purposes of the above table, the maximum obligation with all four extensions exercised has been included. The holder of the Debenture has the right to extend the term by one year for up to three consecutive years. See "Interest on Convertible Debenture" above for a summary of payments in a fiscal year if the Debenture matures.

(3) Includes technology services commitments and hardware and software operating leases.

(4) Includes mileage purchase and co-marketing commitments, see "Partner Purchase Commitments" below.

(5) Cash commitments related to the MilePoint Acquisition include the purchase price ($3.5 million), anticipated transition costs (up to US$417,000) and anticipated consulting fees (US$120,000).

Elements of the foregoing table are explained in more detail in the following sections.

Commitments Related to the Terms of Certain Financing Arrangements

Background

On March 15, 2001, Points issued to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce ("CIBC Capital Partners"), the 11% $6,000,000 Debenture, which was amended and restated on February 8, 2002 and further amended effective April 11, 2003. The full principal amount of the Debenture was set to mature on March 15, 2004. However, in December 2003, CIBC Capital Partners exercised its right to extend the maturity date until

March 15, 2005. CIBC Capital Partners has the option to extend the maturity date from March 15, 2005 for up to three more one-year extensions. Accrued interest on the Debenture as of September 30, 2004 is $2,694,714 and is included with the Debenture in long-term debt as a non-current liability in the consolidated balance sheet.

The $6,000,000 principal amount of the Debenture is convertible at the option of CIBC Capital Partners into up to 18,908,070 Common Shares. Accrued interest on any principal amount as converted ceases to be payable. The Debenture will also automatically convert in full into Common Shares immediately preceding certain liquidity events. The Debenture contains certain negative covenants in favour of CIBC Capital Partners.

As part of the reorganization of Points completed on February 8, 2002, Points issued to CIBC Capital Partners one preference share (the "Series One Preferred Share"). The holder of the Series One Preferred Share is entitled to a dividend (the "Dividend") in the event that, prior to an automatic conversion of the Debenture, (i) there is a merger or consolidation of Points (or a subsidiary of Points which owns all or substantially all of the assets of Points) with another corporation where, following such event, the shareholders of Points will not hold at least a majority of the voting power of the surviving/acquiring corporation, (ii) any person (other than CIBC Capital Partners) or persons acting jointly or in concert acquire 50% voting control or 50% of the equity of Points (a "Change of Control"), or (iii) there is a sale of all or substantially all of the assets of Points. The Dividend is approximately equal to $4,000,000 plus an amount calculated on the basis of a notional dissolution of the Corporation where the holder of the Series One Preferred Share is entitled to share pro rata (on the basis that the Series One Preferred Share represents that number of Common Shares into which the Debenture is then convertible) with the holders of all other participating shares in distributions from the assets of Points and assuming, for this purpose, that the value of the assets of Points available for distribution on this notional dissolution is the value attributable to the equity of Points implied by the transaction giving rise to the dividend event, as adjusted for the value of non Common Share equity not valued in the transaction giving rise to the Dividend. In no event may the Dividend exceed $24,000,000. Where an event occurs giving rise to the Dividend, CIBC Capital Partners is entitled to accelerate all amounts owing under the Debenture.

In connection with the IAC Investment, the Debenture was amended such that (i) the Debenture is repayable (without accrued interest, the repayment of which is waived) by Points within 30 days of a Change of Control of Points resulting from the exercise of the Warrants and (ii) the Debenture is not convertible for so long as the Warrants are outstanding and will not be convertible after the Warrants are exercised if the Debenture is repaid within 30 days of the Change in Control resulting from the exercise of the Warrants. Points and CIBC Capital Partners also acknowledged, in connection with the IAC Investment, that in the event of the exercise of the Warrants resulting in a Change of Control, the application of the terms of the Series One Preferred Share in that situation results in the Dividend equalling the lesser of (i) $24,000,000 and (ii) $4,000,000 plus the number of Common Shares into which the Debenture is then convertible, multiplied by the exercise price paid per Common Share on the exercise of the Warrants. Points has agreed that, within 30 days of the exercise of the Warrants in full, it will pay all amounts owing under the Debenture and the Series One Preferred Share. Except in connection with the exercise of the Warrants by IAC, Points is not entitled to pre-pay the Debenture.

Maturity of Debenture

Assuming the Warrants have not been exercised and the Debenture matures on March 15, 2005, the Corporation will be required to repay $6 million of principal and $3,108,422 of accrued interest. The repayment of $9,108,422 of principal and accrued interest will cause the Corporation to be in a negative working capital position, may materially threaten its solvency and/or may severely restrict the ability to grow its business. There is no certainty that the Corporation would have sufficient cash at such time to make the repayment. However, CIBC Capital Partners has the option to extend the maturity date from March 15, 2005 for up to three additional one-year extensions.

Exercise of Warrants

If the Warrants are exercised resulting in a Change of Control prior to the maturity of the Debenture, as at the date hereof and based on the Corporation's current share capitalization, the Corporation would receive between approximately $82.3 million and $91.5 million, depending on the year of exercise. On the exercise of the Warrants resulting in a Change of Control, the Corporation would be required to repay the $6 million principal amount of the Debenture and pay the Dividend, which would then be payable on the Series One Preferred Share (up to a maximum of $24 million). In this situation, management expects that Points would have sufficient cash to make such payments.

Redemption Rights of Series Two Preferred Share Holder

Unless the Series Two Preferred Share has been converted at the option of the holder, Points will be required to redeem the Series Two Preferred Share upon the earlier of (i) March 31, 2013 and (ii) a person (other than the holder of the Series Two Preferred Share) acquiring shares of Points sufficient to elect a majority of the board of directors of Points (a "Series Two Share Change of Control").

In the event of redemption of the Series Two Preferred Share on a Series Two Share Change of Control, the redemption amount payable will be equal to the greater of (i) 125% of the amount equal to (A) the subscription price of the Series Two Preferred Share plus (B) a return on that subscription price equal to 7% per annum, calculated from the date of issue of the Series Two Preferred Share to the date on which the Series Two Preferred Share is redeemed and (ii) the greater of (A) the value of the Common Shares into which the Series Two Preferred Share then could be converted on the day immediately prior to public announcement of the Series Two Share Change of Control and (B) the product of the Common Shares into which the Series Two Preferred Share then could be converted and the fair market value of the consideration paid per Common Share in the transaction resulting in the Series Two Share Change of Control.

Other Change of Control Event

Upon the occurrence of an event that is a Change of Control and a Series Two Share Change of Control, and is unrelated to the exercise of the Warrants by IAC, Points may not have sufficient cash to pay the Dividend, the amounts due under the Debenture and/or the redemption amount on the Series Two Preferred Share. As such, it is unlikely that management would consider a transaction that triggered the above payments unless the transaction provided for payment of the outstanding obligations.

Partner Purchase Commitments

                                           SEPT. 30       JUNE 30    SEPT. 30
ASSET RELATED TO MILEAGE PURCHASES AS AT      2004         2004        2003
----------------------------------------   ----------   ----------   --------
Prepaid Mileage                            $  575,950   $  592,707   $517,977
Sundry assets and other prepaid expenses      652,090      678,744    328,492
                                           ----------   ----------   --------
TOTAL                                      $1,228,040   $1,271,451   $846,469
                                           ==========   ==========   ========

As part of the contractual requirements of certain commercial agreements, Points has committed to purchase miles and points from partners at predetermined rates. When purchased, the points are recorded as an asset (i.e., prepaid expense) until expensed as marketing expenditures in the period of use.

A large portion of the current prepaids and sundry assets of the Corporation include prepaid mileage commitments purchased from the Corporation's partners. While prepaid points may remain the same or lower as an overall percentage of prepaids and sundry assets, management expects the prepaid points account to increase as a result of the mileage purchase commitments from various partners.

Commitments Related to MilePoint Acquisition

On March 31, 2004 Points completed the MilePoint Acquisition. The purchase price for the assets of MilePoint was $7.5 million and was satisfied through a combination of $3.5 million in cash and four million Common Shares (worth approximately $4 million at the time of the transaction). An initial $1.9 million was paid in cash on closing, with the balance payable semi-annually over two years. The four million shares were issued into escrow on closing and will be released to MilePoint in four unequal tranches over two years. To date, professional fees of approximately $425,000 and payments for transition services of $365,515 have been incurred in the transaction and have been capitalized and allocated to goodwill. A portion of the Acquisition Payable (short term and long term) are interest free and discounted at the appropriate current market rate. The total discount of $50,000 will be charged to interest expense over the life of the Acquisition Payable.

Points' business objective in acquiring the assets of MilePoint was to increase its volume of business at minimal additional costs outside of the purchase price and transition costs. Management expects that the acquisition will increase revenues and, including all amortizations, be accretive to net income by the end of 2004. It is expected that the revenue/cash flow from the acquired assets will be sufficient to pay the cash portion of the purchase price over the 24-month period following the acquisition.

Management believes that the Corporation's established facilities and existing employees, working in conjunction with MilePoint resources retained during the transition period, will be sufficient to sustain the additional volume of business from the acquired assets.

The impact of the acquisition to Points' balance sheet in 2004 will be to increase intangible assets by $3,675,000 and goodwill by $3,975,000. The amortization of the assets is based on the estimated life of the acquired assets (i.e., the partner contracts).

The amortization and the balance of the purchased intangible assets are approximately as follows:

AMOUNT IN ($000'S)                   SEPT 30, 2004
------------------                   -------------
Accumulated Amortization                 $  387
Intangible Asset - Closing Balance        3,293
Goodwill                                  4,559

In addition to the existing revenue streams acquired from MilePoint, offering Points Solutions to the customers acquired from MilePoint represents a potentially valuable stream of revenue.

As with any acquisition, the smooth transition into the Corporation's operations poses challenges. Transition risks include difficulties in integrating MilePoint's business into the Corporation's and the possibility of human resources capacity limits to launch additional new partners during the transition.

The payment of the purchase price under the terms of the MilePoint Acquisition is as follows:

                               Months from Closing
                 ----------------------------------------------
Payout (000's)      0        4       6     12      18       24    SHARES    CASH
--------------   ------   ------   ----   ----   ------   -----   ------   ------
Cash             $1,900   $   --   $400   $400   $  400    $400            $3,500
Shares               --    1,300     --    700    1,500     500    4,000
Share Value(1)       --    1,300     --    700    1,500     500             4,000
                                                                   -----   ------
   TOTAL                                                           4,000   $7,500
                                                                   =====   ======

Note:

(1) Based on the simple 20-day weighted average Common Share price of $1.00 per share at signing.

In 2004, the Corporation paid $1.9 million on April 1st and $400,000 on October 1st in cash in partial satisfaction of the purchase price for MilePoint's business. In addition, MilePoint and the Corporation are party to a Transition Services Agreement ("TSA") whereby MilePoint employees and resources will continue to support the products and partner relationships throughout 2004. Under the TSA, the Corporation has agreed to reimburse MilePoint for expenses incurred in providing transition services, to a maximum of US$417,000 (of which C$312,819 or US$235,000 has been paid to date). Points has also entered into a consulting agreements with MilePoint and one of its senior business development principals. The consultant will be focused on supporting existing relationships and selling Points Solutions to existing and new partners.

Management of Points expects that the cash cost of the MilePoint Acquisition will largely be recaptured through the new revenue provided by the purchased assets over the 24-month period following March 31, 2004.

Commitments Related to Lease Financing Arrangements

While the Corporation has completed its capital lease obligations in 2003, several operating leases for hardware and premises remain outstanding.

In the second quarter, the Corporation signed a 45-month sublease agreement in a larger facility. In exchange for a 27-month lease extension, the landlord advanced the Corporation $107,000 for leasehold improvements (see "Loan Payable" in table below). The Loan Payable is to be repaid over the term of the original sub-lease. Each payment is approximately $2,600 and there are 41 payment periods remaining. The Corporation's lease at its former premises will expire in February 2005.

In 2004, the Corporation will be paying approximately $226,000 for its former office facilities (approximately 8,050 square feet) and $190,000 for its new office facilities (approximately 18,000 square feet). Property lease costs are outlined in the table below. Beginning June 1, 2004, the Corporation was able to complete a sublet arrangement for a portion of the former premises. The sublet covers approximately 25% of the cost of the premises and expires in February 2005.

The projected figures do not include leasehold improvement amounts for Points' new facilities. Leasehold improvements for the new facilities are included in 2004 capital expenditures (see "Planned Capital Expenditures" below). The operating leases primarily relate to specific office technology and technology service commitments.

ANNUAL AMOUNTS IN ($000'S)   2008   2007   2006   2005    2004
--------------------------   ----   ----   ----   ----   ------
OPERATING LEASES             $ 96   $384   $401   $418   $  346
   Property lease
   Technology services
      commitment               11     11     11     84      866
                             ----   ----   ----   ----   ------
OPERATING LEASES TOTAL        107    396    412    502    1,212
                             ====   ====   ====   ====   ======
LOAN PAYABLE                 $  5   $ 30   $ 30   $ 30   $   12
                             ====   ====   ====   ====   ======

                                CAPITAL RESOURCES

Planned Capital Expenditures

In the second quarter of 2004, the Corporation incurred significant Leasehold Improvement costs in connection with its move to new facilities (see table below). The project is complete and management does not expect to incur any additional material expenditures related to the leasehold improvements.

                                          For the three months ended     For the nine months ended
                                        ------------------------------   -------------------------
                                        SEPT. 30    JUNE 30   SEPT. 30      SEPT. 30    SEPT. 30
CAPITAL EXPENDITURES AS AT                2004       2004        2003         2004        2003
--------------------------              --------   --------   --------     ----------   --------
Leasehold Improvements                  $ 84,098   $305,158   $     --     $  547,504   $     --
Points.com Version 3.0 Technology        473,062   $     --   $     --        473,062         --
Computer Hardware, Software and Other    107,650    234,673    113,063        395,739   $234,774
                                        --------   --------   --------     ----------   --------
TOTAL                                   $664,810   $539,831   $113,063     $1,416,305   $234,774
                                        ========   ========   ========     ==========   ========

The Corporation expects to increase its capital expenditures related to computer hardware and software to approximately $156,000. Expected software expenditures include: licenses ($87,000), upgrades to internal reporting tools ($49,000) and hardware ($20,000). Management believes that the hardware and software capital expenditures are necessary to keep the development of the Corporation's primary technology assets in line with industry standards.

The Corporation expects to incur significant capital expenditure related to the development of Points.com Version 3.0. In accordance with CICA handbook sections 3061 and 3062 and Canadian GAAP, website development costs incurred in the website application and infrastructure development will be capitalized and subsequently amortized in accordance with the Corporation's accounting policies. The Corporation will begin amortizing the capital asset when Points.com Version
3.0 is launched (expected to be on or around April 1, 2005). Direct net new technology developed subsequent to the launch of Points.com Version 3.0 will be capitalized in accordance with the Corporation's accounting policies. Costs to maintain Points.com Version 3.0 will be expensed in the period the costs are incurred.

Website development costs incurred to date and capitalized to the website under property, plant and equipment consist of employment related costs of $384,796 and other direct costs of $88,266.

The capitalized costs in each of the fourth quarter 2004 and the first three quarters of 2005 will likely be greater than the costs incurred in the third quarter of 2004. The expected increase in the capitalized costs will be impacted by whether management decides to contract any of the development to third parties and by annualizing the costs of employees hired during the third quarter. Estimates are provided for the capitalized expenses for the fourth quarter of 2004 and the fiscal year 2005 in the table below.

                                               For the three months ended
                            ---------------------------------------------------------------
                             SEPT 30    DEC 31     MAR 31     JUNE 30    SEPT 30    DEC 31
WEBSITE DEVELOPMENT COSTS     2004       2004       2005       2005       2005       2005
-------------------------   --------   --------   --------   --------   --------   --------
Employment related costs    $384,796   $613,521   $692,377   $468,929   $453,955   $409,421
Other direct costs            88,266    115,000    125,000     75,000     50,000     50,000
                            --------   --------   --------   --------   --------   --------
TOTAL                       $473,062   $758,521   $817,377   $543,929   $503,955   $459,421
                            ========   ========   ========   ========   ========   ========

Management will continue to fund 2004 and 2005 capital expenditures from its working capital and/or cash flow from operations.

UNPLANNED SECURITIES ISSUANCES

Pursuant to the terms of the Debenture, the Investor's Rights Agreement dated April 11, 2003 between IAC, Points and an affiliate of IAC and the terms of the Series Two Preferred Share, IAC and CIBC Capital Partners have significant control over the Corporation's ability to raise capital whether by way of an equity issuance or the incurrence of debt. However, in the event the Corporation requires additional capital, it does not expect that any required consents would be unreasonably withheld. Based on expected revenue and available resources, Points does not expect to require any additional equity financing to facilitate growth of the business or current operations. 34.

Outstanding Share Data

As at the date hereof, the Corporation has 69,928,403 Common Shares outstanding, one Series One Preferred Share and one Series Two Preferred Share. The Series One Preferred Share is convertible into one Common Share in certain circumstances. Subject to anti-dilution adjustment, based on Points' current capitalization, the Series Two Preferred Share is convertible into 22,030,844 Common Shares.

The Corporation has outstanding options exercisable to acquire up to 6,050,558 Common Shares. The options have exercise prices ranging from $0.22 to $1.37 with a weighted average exercise price of $0.71. The expiration dates of the options range from Feb. 14, 2005 to April 21, 2009.

The Corporation's subsidiary, Points.com, has outstanding options exercisable to acquire up to 2,590,499 common shares of Points.com. The holders of these options have been granted the right to put the shares acquired on the exercise thereof to the Corporation in return for Common Shares with a fair market value equal to the fair market value so put. The Corporation has used a ratio of
2.5039 Common Shares to one Points.com share for this purpose and has authorized the issuance of up to a maximum of 6,486,347 Common Shares in this regard. The Points.com options have exercise prices ranging from $0.005 to $0.055 with a weighted average exercise price of $0.04. The expiration dates of the options range from February 17, 2005 to September 1, 2005.

The Corporation has outstanding warrants exercisable to acquire up to 82,740,569 Common Shares. The warrants have exercise prices ranging from $0.25 to $1.01 with a weighted average exercise price of $1.00. The expiration dates of the options range from October 21, 2004 to April 11, 2006.

The Corporation has outstanding an 11% $6,000,000 senior secured convertible Debenture which is convertible into 18,908,070 Common Shares. The Debenture is not convertible for the period that the Warrants are outstanding. At the option of the Debenture holder, the maturity of the Debenture is extendible for up to three additional one-year periods. Assuming the Warrants have not been exercised and the Debenture matures on March 15, 2005, the Corporation will be required to repay $6 million of principal and $3,108,422 of accrued interest. It is possible that the repayment of $9,108,422 million of principal and accrued interest will cause the Corporation to be in a negative working capital position, may materially threaten its solvency and/or may severely restrict the ability to grow its business. There is no certainty that the Corporation would have sufficient cash at such time to make the repayment.

Selected Financial Results and Highlights

                                                 THREE MONTHS ENDED                 NINE MONTHS ENDED
                                      ---------------------------------------   -------------------------
                                       SEPT. 30,      JUNE 30,     SEPT. 30,     SEPT. 30,     SEPT. 30,
INCOME STATEMENT                          2004          2004          2003          2004          2003
----------------                      -----------   -----------   -----------   -----------   -----------
Revenue                               $ 1,978,942   $ 2,032,136   $ 1,647,566   $ 5,628,642   $ 4,409,326
General and administrative expenses     2,905,198     3,098,792     2,160,979     8,654,946     5,378,154
Loss before interest, amortization
   and other deductions                  (926,256)   (1,066,656)     (513,413)   (3,026,304)     (968,828)
Net income (loss)                      (2,001,764)   (2,153,069)   (1,628,391)   (6,056,427)   (3,930,215)
Net income (loss) per share
- basic                                    ($0.03)       ($0.03)       ($0.03)       ($0.09)       ($0.07)
- fully diluted                               n/a           n/a           n/a           n/a           n/a

BALANCE SHEET AS AT                 SEPT. 30, 2004   JUNE 30, 2004   DEC 31, 2003   SEPT. 30, 2003
-------------------                 --------------   -------------   ------------   --------------
Cash and cash equivalents            $ 15,251,307    $ 18,427,174    $ 20,274,836    $ 21,833,287
Total assets(1)                      $ 31,210,243    $ 34,063,056      27,481,286      29,456,796
Long-term liabilities                  22,822,472      22,692,655      21,060,850      20,484,978

CASH DIVIDENDS DECLARED PER SHARE              --              --              --              --

SHAREHOLDERS EQUITY
- warrants                              2,743,957       2,759,390       2,785,737       2,785,737
- capital stock                        22,057,996      21,983,696      17,728,461      17,726,761
- retained earnings                   (31,793,434)    (29,791,670)    (25,737,007)    (23,131,031)
                                     ------------    ------------    ------------    ------------
TOTAL                                $ (6,991,482)   $ (5,048,584)   $ (5,222,809)   $ (2,618,533)
                                     ============    ============    ============    ============

Note:

(1) Financial results from minority holdings are not consolidated into the Corporation's consolidated financial statements, as the Corporation does not exercise control in these entities.

                            POINTS INTERNATIONAL LTD.

                    SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

QUARTER ENDED         REVENUES      NET LOSS    LOSS PER SHARE(1)
-------------        ----------   -----------   -----------------
September 30, 2004   $1,978,942   ($2,001,764)       ($0.03)
June 30, 2004        $2,032,136   ($2,153,069)       ($0.03)
March 31, 2004       $1,617,565   ($1,901,594)       ($0.03)
December 31, 2003    $1,449,378   ($2,605,974)       ($0.04)
September 30, 2003   $1,647,566   ($1,628,391)       ($0.03)
June 30, 2003        $1,457,568   ($1,283,337)       ($0.02)
March 31, 2003       $1,304,192   ($1,018,489)       ($0.02)
December 31, 2002    $  911,940   ($1,762,000)       ($0.03)
September 30, 2002   $  729,467   ($1,725,072)       ($0.03)

Note: (1) The fully diluted loss per share has not been computed, as the effect would be anti-dilutive.

                FORM 52-109FT2 - CERTIFICATION OF INTERIM FILINGS
                            DURING TRANSITION PERIOD

          I, T. Robert MacLean, Chief Executive Officer of Points International Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Points International Ltd., (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED this 9th day of November, 2004.


                                        [original signature]
                                        ----------------------------------------
                                        T. Robert MacLean
                                        Chief Executive Officer

                FORM 52-109FT2 - CERTIFICATION OF INTERIM FILINGS
                            DURING TRANSITION PERIOD

          I, Stephen Yuzpe, Chief Financial Officer of Points International Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Points International Ltd., (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED this 9th day of November, 2004.


                                        [original signature]
                                        ----------------------------------------
                                        Stephen Yuzpe
                                        Chief Financial Officer